UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the First Quarter 2019 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

UBS

First quarter

2019 results

UBS

April 25, 2019

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to performance targets, expectations and ambitions, as well as management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic or business initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS's most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commision on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at www.ubs.com/investors. UBS' Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 1Q19 report for more information.
Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period.
"Net profit" refers to net profit attributable to shareholders.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

1

1Q19 net profit of USD 1.1bn

Resilient performance in a challenging revenue environment

1,546m
Group PBT

13.3%
RoCET1

78%
cost/income ratio

13.0% CET1 capital ratio
3.8% CET1 leverage ratio
5.4% tier 1 leverage ratio

Global Wealth Management

- **PBT 863m**, adjusted 873m
- Invested assets +172bn QoQ, +8%
- 22bn NNM, 4% growth[1]
- Record APAC invested assets >400bn

Personal & Corporate Banking

- **PBT 387m**, adjusted 391m
- 8% adjusted PBT growth in CHF
- Best on record NNBV[2]

Asset Management

- **PBT 103m**, adjusted 109m
- Invested assets +43bn QoQ, +5%
- Benefitting from 2018 cost actions

Investment Bank

- **PBT 207m**, adjusted 221m
- 7.2% adjusted RoAE[1]
- Strong FRC, revenues +9%

Corporate Center

- **PBT (15)m**, adjusted (17)m
- (4%) reported[3] costs excl. increase in tech costs, litigation and before FX

UBS

Numbers in USD and reported unless otherwise indicated; 1 Annualized; 2 Net new business volume growth for personal banking, annualized; 3 Excluding 1Q18 Swiss pension fund credit

2

1Q19 market context

Beta environment particularly unfavorable for our business and geographic mix

2019 IMF real GDP growth forecast

3.9%
3.7%
3.5%
3.3%
Jul-18
Oct-18
Jan-19
Apr-19

Equity markets

S&P 500

1Q18
2Q18
3Q18
4Q18
1Q19

Geopolitical uncertainty

Global economic policy uncertainty index[1]

1Q18
2Q18
3Q18
4Q18
1Q19

Average daily volumes

(1%)
(20%)
(21%)
US exchanges[2]
Asian exchanges[3]
European exchanges[4]

Yield curves

USD

30.9.18
(72bps)
31.3.19
3m
1y
2y
3y
4y
5y

Realized volatility

S&P 500 1-month realized volatility

1Q18
2Q18
3Q18
4Q18
1Q19

- While equity markets recovered significantly year to date, macroeconomic and geopolitical concerns affected **client sentiment**
- Significantly lower **transaction volumes and fee pools** across APAC and Europe, where UBS is overweight vs. peers
- Low **volatility** resulting in limited appetite for structured products and limited trading opportunities for institutional clients

Investment banking fee pools[5]

M&A, ECM and DCM including LCM

(8%)	(25%)	(40%)
Americas	APAC	EMEA

UBS

1 www.policyuncertainty.com; 2 NYSE, Nasdaq and CBOE US Equities; 3 Hong Kong exchange securities, Singapore exchange securities, Tokyo stock exchange equity and Shenzhen and Shanghai/Hong Kong Stock Connect; 4 Bolsas y Mercados Espanoles, Deutsche Börse, Euronext, Flow Traders and London Stock Exchange cash equities; 5 Dealogic

3

Cost discipline

Lower variable compensation and other operating expenses offset 2/3 of reduction in income

2,100
(241)
1Q18 Swiss pension fund credit
1,859
(950)
Lower variable compensation[1]
372
Lower other operating expenses
264
1,546
(637)
12% reduction in operating income
10% reduction in operating expenses
1Q18 PBT
1Q18 PBT excl. Swiss pension fund credit
1Q19 PBT

UBS

Numbers in USDm and reported unless otherwise indicated; 1 Including FA variable compensation

4

Addressing beta headwinds

Tactical cost actions and further structural optimization of our balance sheet

Tactical cost measures

At least 300m additional cost savings vs. FY19 plan

Examples

- Pacing tech investments without compromising growth opportunities
- Defer new hires and delay replacements
- Reducing contractor spend, consulting costs, marketing and T&E

\+ **Beta factors leading to lower variable compensation**

Structural balance sheet optimization

~20bn LRD optimization in 2019

Examples

- Benefit from newly implemented risk management infrastructure across legal entities
- Enhanced daily and intra-day liquidity management
- Aligned transfer pricing framework to subsidiarized structure

\+ **Beta factors leading to limited LRD consumption**

Addressing beta headwinds to deliver on capital returns policy while maintaining capacity to grow

UBS

Numbers in USD unless otherwise indicated

5

Making progress on our alpha initiatives

Management actions to capitalize on structural growth opportunities

Selected strategic levers

GWM
- Strengthen GFO & UHNW, esp. in Americas
- Increase mandate penetration
- Drive lending and deposit growth

P&C
- Sustain strong business growth
- Enhance digital lead
- Increase market share with entrepreneurs

AM
- Capture wholesale opportunity
- Grow indexed, sustainable and impact investing
- Extend presence in key APAC growth markets

IB
- Strengthen Advisory and Execution
- Build a digital Investment Bank
- Enhance and leverage leading research platform

Highlights[1]

14.3bn UHNW NNM	**34%** mandate penetration
8% NNBV growth[2]	**2nd** Digital Factory opening in April
2.5bn Wholesale NNM excl. MM[3]	**+31%** sustainability invested assets[3]
#1 in Stock Connect execution[4]	**e-trading** gained Cash Equities & eFX market share[5]

Sustaining disciplined investment in growth, self-funded with structural cost reductions

UBS

Numbers in USD unless otherwise indicated; 1 Numbers relate to 1Q19 unless otherwise indicated; 2 Net new business volume for personal banking, annualized; 3 Since 30.9.18; 4 Hong Kong into Shanghai and Shenzhen (northbound); 5 Based on internal analysis

6

Capital returns

Committed to deliver on our capital return policy; resuming buy-backs in 2Q19

Distributions to shareholders
CHF, per share
Share buy-back
Special dividend
Ordinary dividend
0.25
0.50
0.25
0.60
0.60
0.65
0.20[1]
0.70[2]
2014
2015
2016
2017
2018
2019
2020
2021
Illustrative
Total capital returned to shareholders
USD, bn
2.8
3.2
2.3
2.4
3.4[3]

Capital return policy

- Target dividend per share growth of mid-to-high single digit percent per annum
- Return excess capital after dividend accruals, likely in the form of buy-backs, after considering our outlook

2019 capital returns

- Dividend: expect to grow at mid-single digits
- Share buy-back: up to USD 1bn, resuming in 2Q19 and to be paced considering our business outlook

UBS

1 Per share value implied by dividing CHF 750m by shares outstanding as of 31.12.17; 2 Proposed; 3 Sum of 2018 dividend accrual and 2018 share buy-back

7

UBS Group AG results (consolidated)

	FY18	1Q18	2Q18	3Q18	4Q18	1Q19
Total operating income	30,213	8,168	7,644	7,428	6,972	7,218
Total operating expenses	24,222	6,069	5,938	5,724	6,492	5,672
Profit before tax as reported	5,991	2,100	1,706	1,704	481	1,546
of which: adjusting items	(72)	106	(115)	(66)	3	(31)
of which: net restructuring expenses[1]	(561)	(135)	(115)	(122)	(188)	(31)
of which: gain related to changes to the Swiss pension plan	241	241				
of which: gains related to investments in associates	460				460	
of which: gains on sales of subsidiaries and businesses	25			25		
of which: remeasurement loss related to UBS Securities China	(270)				(270)	
of which: gains on sale of real estate	31			31		
Adjusted profit before tax	6,063	1,994	1,821	1,770	478	1,577
of which: litigation	(657)	11	(132)	(2)	(533)	8
of which: UK bank levy	(40)		45		(85)	3
Tax expense/(benefit)	1,468	533	322	448	165	407
of which: current tax expenses	1,044	215	198	235	395	170
Net profit attributable to non-controlling interests	7	2	1	3	1	(2)
Net profit attributable to shareholders	4,516	1,566	1,382	1,253	315	1,141
Diluted EPS (USD)	1.18	0.41	0.36	0.33	0.08	0.30
Reported return on CET1 capital	13.1%	18.3%	16.1%	14.5%	3.7%	13.3%
Total book value per share (USD)[2]	14.35	14.27	13.73	13.98	14.35	14.45
Tangible book value per share (USD)[2]	12.55	12.53	12.00	12.25	12.55	12.67

UBS Numbers in USDm unless otherwise indicated; 1 We expect restructuring costs of ~0.2bn for FY19; 2 We expect that the payment of the proposed dividend of CHF 0.70 per share will reduce equity attributable to shareholders by USD ~2.6bn in 2Q19, subject to the USD/CHF exchange rate on 2.5.19

8

Global Wealth Management

Invested assets +172bn QoQ of which 22bn from NNM, 4% annualized NNM growth

	1Q18	2Q18	3Q18	4Q18	1Q19	Change	Commentary
Profit before tax m	1,099	1,009	936	808[1]	873	(21%)	PBT down on lower operating income partly offset by lower costs
Operating income m	4,409	4,164	4,084	4,028	4,003	(9%)	Operating income decrease largely driven by lower transaction-based income and recurring net fee income on lower invested asset base
Invested assets bn	2,415	2,393	2,438	2,260	2,432	+1%	Invested assets +172bn QoQ or +8%, mainly on market performance, providing tailwind for 2Q19; NNM of 22bn
Mandate volume bn	800	798	826	759	824	+3%	Mandate penetration +30bps QoQ to 33.9%
Loans bn	180	177	178	175	174	(3%)	Loan balances (1bn) QoQ as small increase in APAC was more than offset by currency effects
Cost/income ratio %	75.1	75.8	77.0	79.7[1]	78.2	+3.1ppts	Operating expenses (5%); run-rate gross saves on track vs. 600m cumulative target by 2021, funding strategic investments

UBS

Numbers in USD and adjusted unless otherwise indicated; 1 Excluding litigation; 4Q18 PBT 302m, cost/income ratio 92.2% when including litigation

9

Global Wealth Management

Decrease in operating income primarily driven by lower transaction activity and recurring fees

Recurring net fee income

Invested assets, bn
+8%
2,415 2,393 2,438 2,260 2,432
2,419 2,373 2,411 2,374 2,218
1Q18 2Q18 3Q18 4Q18 1Q19

- Decline driven by lower invested assets at the beginning of the quarter; market recovery to benefit 2Q19
- Strong net mandate sales, positive in all regions

Net interest income

1,021 1,041 1,011 1,028 1,009
1Q18 2Q18 3Q18 4Q18 1Q19

- YoY decline mostly due to currency effects of ~20m and lower loan balances
- Benefit from currency change to USD offset drag from higher funding costs
- QoQ decline driven by lower day count

Transaction-based income

953 741 650 627 765
1Q18 2Q18 3Q18 4Q18 1Q19

- Very low client activity for a first quarter, particularly in APAC
- Client activity improved at the end of 1Q19

UBS Numbers in USDm and adjusted unless otherwise indicated

10

Global Wealth Management

Record net new money in APAC at 16bn; good revenue momentum in the Americas for 2Q19

	Profit before tax m	Invested assets	Net new money	
Americas	333	1,298	(0.1)	› 8% QoQ invested asset growth providing good momentum for 2Q19 › Record mandate penetration of 39% on strong mandate sales › Investors in US remain concerned around political environment
APAC	185	405	16.3	› Record NNM, driven by UHNW and record invested assets › Continued investments for growth; secured Shanghai license › Client sentiment improved towards the end of the quarter
EMEA	235	514	2.9	› Record mandate penetration of 37% on strong mandate sales of 4bn › Muted recovery in invested assets provided less momentum in the quarter › Investors view on short-term economic outlook deteriorated over Brexit and economic environment
Switzerland	137	212	3.2	› Strong NNM at 6% annualized growth rate › Consistently delivering attractive profit margin › Strong collaboration with P&C and IB
o/w Global UHNW[1]	167	686	14.3	› Strong NNM; invested assets +5% YoY, +10% QoQ › Build-out of US Family Office Solutions Group on track › Progress on strategic hiring across all regions

UBS

Numbers in USDbn and adjusted unless otherwise indicated; excludes minor functions with 4bn of invested assets, 0.1bn of net new money in 1Q19; 1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients and advisors being moved into and out of Global UHNW

11

Personal & Corporate Banking (CHF)

PBT +8% on higher revenues and a net CLE recovery; net new business volume growth highest on record

Profit before tax
+8%
359
353
399
303
389
Cost/income ratio
60%
60%
58%
66%
59%
Operating income
925
920
953
916
954
281
275
279
247
282
487
496
505
515
491
154
157
157
157
155
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
1Q18
2Q18
3Q18
4Q18
1Q19

PBT +8% primarily due to higher revenues and a net credit loss recovery of 2m vs. expense of 13m in 1Q18

Cost/income ratio (1ppt) on higher revenues as well as slightly lower costs, despite continued investment in technology

Net interest income increased due to higher deposit and loan revenues, which more than offset higher funding costs

8% net new business volume[1] highest on record, supported by strong net new clients

UBS

Numbers in CHFm and adjusted unless otherwise indicated; 1 Annualized growth for personal banking

12

Asset Management

PBT up on prior-year cost actions and higher performance fees

Profit before tax
+2%
107
122
127
126
109
Cost/income ratio
77%
73%
72%
73%
76%
Operating income
466
461
457
468
446
15
19
17
28
27
451
442
440
440
419
Net management fees
Performance fees
Invested assets
End of period, bn
-5%
831
817
830
781
824
1Q18
2Q18
3Q18
4Q18
1Q19

PBT +2% as reduced costs and higher performance fees more than offset lower management fees

Operating expenses (6%) on lower personnel and G&A expenses, as well as lower Operations expenses

Performance fees +12m mainly driven by Equities

Management fees (7%) due to lower average invested assets

Invested assets +43bn QoQ, reflecting positive market performance; NNM 0.1bn including money markets

UBS Numbers in USDm and adjusted unless otherwise indicated

13

Investment Bank

RoAE of 7.2% in very challenging market environment; strong FRC

Profit before tax
(64%)
619
571
489
(5)
221
Cost/income ratio
74%
73%
75%
99%
86%
Operating income
2,415
875
417
1,138
2,162
629
503
1,036
1,944
657
386
899
1,521
460
302
776
1,765
451
454
883
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
1Q18
2Q18
3Q18
4Q18
1Q19

RoAE of 7.2% on 12.3bn average attributed equity

Expenses (14%) driven by lower personnel expenses

CCS (48%) with decreases across ECM, DCM and Advisory on lower global fee pools, fewer private transactions and relative to an exceptionally strong 1Q18

FRC +9% despite challenging market backdrop as higher rates and credit offset lower FX revenues

Equities (22%) on reduced client activity and deleveraging driven by lower market volatility and vs. a very strong 1Q18

RWA 93bn, (1bn) QoQ including (6bn) market risk RWA
LRD 288bn, +5bn QoQ

UBS Numbers in USDm and adjusted unless otherwise indicated

14

Corporate Center

Multiple positive factors and one-offs in 1Q19; expecting CC PBT to average ~(250m) per quarter

Profit before tax
1Q18
2Q18
3Q18
4Q18
1Q19
(211)
(238)
(188)
(248)
(17)
As restated

- 1Q19 net treasury income of 124m helped by:
  - 80m accounting asymmetries
  - 60m hedge accounting ineffectiveness
  - Other mark-to-market gains, mainly driven by US Treasury bond-OIS spread compression
- Mark-to-market gains in Non-core and Legacy Portfolio
- (4%) reported[1] Corporate Center costs excl. the increase in technology costs, litigation and before FX impact
- Headcount including external staff decreased by 1,500 driven by reductions in external workforce

UBS

Numbers in USDm and adjusted unless otherwise indicated; 1 Excluding 1Q18 Swiss pension fund credit

15

RWA update

~50bn regulatory and methodology-related increases since 2015 with no fundamental increase in risk

- ~50bn or >80% of RWA increase driven by regulatory, methodology and model update/changes since 2015

Equivalent to ~3ppts CET1 capital ratio
207
~50
~10
268
31.12.15
Regulatory, methodology and model updates/changes
Business growth, FX and other
31.3.19

- Operational risk RWA +2.8bn QoQ in relation to the French cross-border matter
- Market risk RWA (7bn) QoQ

264
3
(7)
8
268
31.12.18
Operational risk
Market risk
Other[1]
31.3.19

UBS Numbers in USDbn unless otherwise indicated; 1 Including +4.8bn from regulatory, methodology and model updates/changes, of which +3.5bn due to IFRS16, and +3.3bn from business growth, FX and others

16

Capital and leverage ratios

Meeting 2020 requirements; confirming our capital guidance

Total loss-absorbing capacity (TLAC)
87.5
Gone concern loss-absorbing capacity
38.0
AT1
14.8
Going concern capital
CET1
34.7
31.3.19
1.1.20 requirements[1]
RWA
TLAC including 2018 rebate and Tier 2-related reduction
25.4%
Going concern
14.3%
CET1
10.0%
32.7%
14.2%
5.5%
13.0%
Capital ratio
RWA
268
Guidance: ~13%
Expect CET1 capital ratio to stay within a +/- 30bp band around 13% or **between 12.7% and 13.3%**
9.6%
4.2%
1.6%
3.8%
Leverage ratio
LRD
911
Guidance: ~3.7%
Expect CET1 leverage ratio **generally to be above 3.7%** and will remain our binding constraint through 2021
LRD
8.8%
5.0%
3.5%

UBS

Numbers in USDbn unless otherwise indicated; refer to the "Recent developments" section in the 1Q19 report for information on the consultation regarding gone concern capital requirements in Switzerland; 1 Refer to slide 22 for further information; excludes the effect of countercyclical buffers for capital ratio

17

GWM regional timeseries

		FY17	FY18	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19
Americas	Operating income	8,727	9,138	**2,111**	2,189	2,179	2,248	**2,307**	2,264	2,264	2,304	**2,170**
	Operating expenses	7,463	7,798	**1,809**	1,873	1,844	1,937	**1,946**	1,911	1,922	2,019	**1,838**
	Profit before tax	1,264	1,340	**301**	316	335	311	**361**	353	342	284	**333**
	Cost/income	85%	85%	**86%**	86%	85%	86%	**84%**	84%	85%	88%	**85%**
	Invested assets (bn)	1,263	1,200	**1,174**	1,191	1,228	1,263	**1,258**	1,268	1,307	1,200	**1,298**
	Loans, gross (bn)	57.0	59.5	**54.3**	55.9	55.9	57.0	**56.8**	58.1	58.9	59.5	**59.2**
	Advisors (FTE)	6,990	6,850	**7,143**	7,075	7,031	6,990	**6,956**	6,937	6,910	6,850	**6,790**
APAC	Operating income	2,310	2,387	**619**	567	596	528	**718**	607	566	496	**582**
	Operating expenses	1,423	1,572	**340**	342	374	367	**404**	388	370	410	**397**
	Profit before tax	887	815	**279**	225	222	161	**314**	219	196	86	**185**
	Cost/income	62%	66%	**55%**	60%	63%	69%	**56%**	64%	66%	83%	**68%**
	Invested assets (bn)	383	357	**310**	332	357	383	**397**	391	384	357	**405**
	Loans, gross (bn)	43.2	42.3	**35.1**	37.9	39.6	43.2	**47.9**	47.0	45.1	42.3	**42.5**
	Advisors (FTE)	1,037	1,138	**1,025**	1,008	1,028	1,037	**1,077**	1,095	1,110	1,138	**1,136**
EMEA	Operating income	3,489	3,579	**843**	868	885	893	**966**	899	869	844	**873**
	Operating expenses	2,447	2,917	**612**	602	605	628	**688**	610	613	1,006	**638**
	Profit before tax	1,042	662	**231**	266	280	264	**278**	289	256	(162)	**235**
	Cost/income	70%	81%	**73%**	69%	68%	70%	**72%**	68%	70%	118%	**73%**
	Invested assets (bn)	545	500	**489**	515	531	545	**547**	523	524	500	**514**
	Loans, gross (bn)	37.4	37.5	**33.9**	36.2	37.0	37.4	**39.3**	37.2	38.2	37.5	**37.2**
	Advisors (FTE)	1,748	1,837	**1,796**	1,767	1,780	1,748	**1,764**	1,792	1,802	1,837	**1,797**
Switzerland	Operating income	1,593	1,617	**384**	400	407	402	**439**	400	394	384	**386**
	Operating expenses	921	1,001	**228**	226	231	236	**257**	236	230	279	**249**
	Profit before tax	672	615	**156**	173	176	166	**182**	164	164	105	**137**
	Cost/income	58%	62%	**59%**	57%	57%	59%	**58%**	59%	58%	73%	**64%**
	Invested assets (bn)	209	200	**185**	200	206	209	**208**	208	219	200	**212**
	Loans, gross (bn)	34.1	35.0	**31.7**	33.6	34.2	34.1	**35.3**	34.1	35.1	35.0	**34.8**
	Advisors (FTE)	728	737	**732**	724	722	728	**731**	731	734	737	**741**
o/w Global UHNW[1]	Operating income	2,759	3,065	**669**	691	703	696	**808**	772	750	736	**721**
	Operating expenses	2,018	2,241	**492**	498	509	519	**568**	539	537	597	**555**
	Profit before tax	741	824	**177**	193	194	177	**240**	233	212	139	**167**
	Cost/income	73%	73%	**74%**	72%	72%	74%	**70%**	70%	72%	81%	**77%**
	Invested assets (bn)	639	626	**542**	575	606	639	**652**	670	675	626	**686**
	Advisors (FTE)	1,007	1,076	**1,030**	1,021	1,009	1,007	**1,043**	1,062	1,080	1,076	**1,100**

UBS

Numbers in USDbn and adjusted unless otherwise indicated; excluding minor functions with 110 advisors, 4bn of invested assets, 0.6bn of loans and USD 0.1bn of net new money inflows in 1Q19; 1 Globally managed unit that exclusively serves UHNW clients; includes the impact from clients and advisors being moved into and out of Global UHNW

19

Workforce management

Insourcing program driving total headcount down

UBS Group
Headcount, end of period[1]
85,864
84,485
(1,379)
23,327
17,004
(6,323)
62,537
67,481
+4,944
1Q18
1Q19

Corporate Center
Headcount, end of period[1]
47,647
46,147
(1,500)
20,881
14,927
(5,954)
26,766
31,220
+4,453
1Q18
1Q19

Internal staff External staff

1 External staff for 1Q18 restated

UBS 20

Equity attribution framework

1Q19 average attributed equity[1]

CC
14.5
GWM
16.4
53.3
12.3
IB
8.3
P&C
1.8
AM

7.3bn deferred tax assets[2]
3.1bn related to retained RWA and LRD[3]
4.1bn dividend accruals and other

	GWM	P&C	AM	IB	CC
RWA-driven allocation *average RWA x 50% x 12.5%*[4]	4.7	4.0	0.3	5.9	1.8
LRD-driven allocation *average LRD x 50% x 3.75%*[4]	6.0	4.0	0.1	5.4	1.7
Goodwill and intangibles *average, 1:1*	5.2	0.0	1.4	0.1	0.0
Certain CET1 deduction and Group items; *average, 1:1*	0.5	0.3	0.1	0.9	11.0
Average attributed equity	16.4	8.3	1.8	12.3	14.5

Numbers in USDbn unless otherwise indicated; Refer to page 209 of the 2018 Annual Report for more information; 1 Results may differ slightly from what can be calculated from public disclosures due to the use of monthly averages for RWA and LRD; 2 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets; 3 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets; 4 If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division

UBS 21

Swiss SRB leverage ratio requirements

UBS leverage ratio balance

1.1.20 requirements[1]

8.8% TLAC including 2018 rebate and Tier 2-related reduction

Gone concern 5.0% requirement subject to a rebate of up to 2.0 percentage points based on improved resolvability

- FINMA granted a rebate on the gone concern requirement of 40% of the maximum rebate in 2018, equivalent to 0.8 percentage points reduction for the LRD-based requirement

FINMA also granted a 0.37 percentage point reduction as of 1.1.20 for using Tier 2 instruments to meet the gone concern requirement

5.0% going concern

Going concern requirement of 5.0% must be met with a minimum of 3.5% CET1 capital and a maximum of 1.5% high-trigger AT1 capital

- Any going concern-eligible capital above this limit can be counted towards the gone concern requirement, subject to re-classification of the corresponding instrument(s) to gone concern

3.5% CET1

9.60%
3.43%
0.75%
1.62%
3.80%
31.3.19
4.18% gone concern
TLAC-eligible debt
T2 instruments
AT1 capital
5.42% going concern

TLAC-eligible senior unsecured debt 3.35% (30.5bn)
Non-Basel III-compliant tier 2 capital 0.08% (0.7bn) qualifies as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility

Tier 2 instruments 0.75% (6.8bn) qualifies as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility

AT1 capital 1.62% (14.8bn)

- 1.36% (12.4bn) high-trigger AT1, of which 2.0bn employee deferred contingent capital plan (DCCP)
- 0.26% (2.4bn) low-trigger AT1 which can be counted towards going concern capital up to the first call date

UBS

Numbers in USD unless otherwise indicated; 1 Refer to the "Recent developments" section in the 1Q19 report for information on the consultation regarding gone concern capital requirements in Switzerland

22

Reported and adjusted performance

Performance by business division and for Corporate Center – reported and adjusted[1,2]

	For the quarter ended 31.3.19					
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,003	957	446	1,765	47	7,218
Operating income (adjusted)	4,003	957	446	1,765	47	7,218
Operating expenses as reported	3,140	570	343	1,558	62	5,672
of which: personnel-related restructuring expenses[4]	*0*	*0*	*2*	*1*	*14*	*17*
of which: non-personnel-related restructuring expenses[4]	*0*	*0*	*2*	*2*	*10*	*14*
of which: restructuring expenses allocated from Corporate Center[4]	*10*	*4*	*2*	*11*	*(27)*	*0*
Operating expenses (adjusted)	3,130	567	337	1,544	63	5,641
of which: net expenses for litigation, regulatory and similar matters[5]	*0*	*0*	*0*	*(1)*	*(8)*	*(8)*
Operating profit / (loss) before tax as reported	863	387	103	207	(15)	1,546
Operating profit / (loss) before tax (adjusted)	873	391	109	221	(17)	1,577

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations; 2 Comparatives may differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period. Comparative figures for the first quarter of 2018 in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity converted to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods; 3 Corporate Center operating expenses presented in this table are after service allocations to business divisions; 4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives for Global Wealth Management and Asset Management; 5 Reflects the net increase in / (release of) provisions for litigation recognized in the income statement. Refer to "Note 16 Provisions and contingent liabilities" in the "Consolidated financial information" section of the 1Q19 report for more information

UBS

23

Regional performance – 1Q19

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		1Q18	1Q19	1Q18	1Q19	1Q18	1Q19	1Q18	1Q19	1Q18	1Q19	1Q18	1Q19
Operating income	GWM	2.3	2.2	0.7	0.6	1.0	0.9	0.4	0.4	(0.0)	(0.0)	4.4	4.0
	P&C	-	-	-	-	-	-	1.0	1.0	-	-	1.0	1.0
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.1	(0.0)	-	0.5	0.4
	IB	0.9	0.6	0.7	0.5	0.6	0.5	0.2	0.2	(0.0)	(0.0)	2.4	1.8
	CC	-	-	-	-	-	-	-	-	(0.1)	0.0	(0.1)	0.0
	Group	3.3	2.9	1.6	1.2	1.7	1.4	1.8	1.7	(0.2)	0.0	8.2	7.2
Operating expenses	GWM	1.9	1.8	0.4	0.4	0.7	0.6	0.3	0.2	0.0	0.0	3.3	3.1
	P&C	-	-	-	-	-	-	0.6	0.6	-	-	0.6	0.6
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	(0.0)	0.4	0.3
	IB	0.6	0.5	0.5	0.4	0.6	0.5	0.1	0.1	0.0	0.0	1.8	1.5
	CC	-	-	-	-	-	-	-	-	0.1	0.1	0.1	0.1
	Group	2.7	2.5	0.9	0.8	1.3	1.2	1.1	1.0	0.2	0.1	6.2	5.6
Profit before tax	GWM	0.4	0.3	0.3	0.2	0.3	0.2	0.2	0.1	(0.0)	(0.0)	1.1	0.9
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	(0.0)	0.0	0.1	0.1
	IB	0.2	0.0	0.3	0.1	0.1	0.0	0.1	0.1	(0.1)	(0.0)	0.6	0.2
	CC	-	-	-	-	-	-	-	-	(0.2)	(0.0)	(0.2)	(0.0)
	Group	0.6	0.4	0.6	0.3	0.4	0.2	0.7	0.7	(0.3)	(0.1)	2.0	1.6

Numbers in USDbn and adjusted unless otherwise indicated. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column

UBS

24

Performance targets and ambitions 2019 – 2021

		Annual targets		Ambitions	Capital/resource guidelines
		FY19	FY19-21	FY21	FY19-21
Group	Reported return on CET1 capital	~15%		~17%	
	Adjusted cost/income ratio	~77%		~72%	
	CET1 capital ratio				~13%[1]
	CET1 leverage ratio				~3.7%[2]
Global Wealth Management	Adjusted pre-tax profit growth		10-15%[3]		
	Adjusted cost/income ratio	~75%		~70%	
	Net new money growth		2-4%		
Personal & Corporate Banking (CHF)	Adjusted pre-tax profit growth		3-5%[3]		
	Adjusted cost/income ratio	~59%		~56%	
	Net interest margin		145-155bps		
Asset Management	Adjusted pre-tax profit growth[4]		~10%[3]		
	Adjusted cost/income ratio	~72%		~68%	
	Net new money growth (excl. money markets)		3-5%		
Investment Bank	Adjusted return on attributed equity		~15%[3]		
	Adjusted cost/income ratio	~78%		~75%	
	RWA and LRD in relation to Group				~1/3

UBS

Numbers in USD unless otherwise indicated; 1 Expected to stay between 12.7% and 13.3%; 2 Expected generally to remain above 3.7%; 3 Over the cycle; 4 Excluding the impact of business exits

25

First quarter 2019  results

25 April 2019

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Check against delivery.

Numbers for slides refer  to  the  first  quarter 2019 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Martin Osinga (Investor Relations)

Slide 1 – Important information

Good morning and welcome to our first quarter 2019 results presentation.

I would like to draw your attention to our slide regarding forward-looking statements at the end of this presentation.  It refers to cautionary statements included in our discussion of risk factors in our latest annual report.  Some of these factors may affect our future results and financial condition.

Now over to Sergio.

Sergio P.  Ermotti

Slide 2 – 1Q19 net profit of USD 1.1bn

Thank-you Martin, and good morning everyone.

Even before the first quarter started we knew the comparatives would be challenging, given the drop in recurring fee asset base in Q4 and the exceptionally strong start we had last year, both on absolute basis and relative to competitors. In addition, business conditions were particularly tough for a first quarter.

Nevertheless, we achieved net profit of 1.1 billion dollars and our main return metric – reported return on CET1 capital – reached 13.3%.

Our capital position remains very strong with a CET1 capital ratio of 13% and a tier 1 leverage ratio of 5.4%, despite further regulatory headwinds and the effects of the French matter.

A lot has been said and written about the French case. At this point, there is nothing new to add, other than that we are preparing for the next stage.

In the quarter, we made good progress in a number of areas. Global Wealth Management's net new money growth is back within our 2-4% target range, supporting a rebound in our invested assets. In APAC, invested assets passed the 400 billion mark for the first time, reinforcing our leading position.

Our Swiss business had a strong start to the year, with PBT up 8% and new business volume growth the highest in years. Asset Management's invested assets were close to last year’s levels, and PBT grew. The Investment Bank delivered a 7% return on attributable equity in one of the most challenging environments in years, and FRC revenues were up 9%.

I will cover our progress on costs in a moment.

Slide 3 – 1Q19 market context

As I said, we faced significant and broad-based external headwinds this quarter. Clearly this wasn't the beta environment we planned for.

Equity markets recovered from the fourth quarter sell-off; however, the other beta measures on this slide are below both prior-year levels and market expectations.

Investor sentiment was still affected by the fourth quarter market turmoil. The “wait and see” attitude was reinforced by geopolitical risks and a worsening economic outlook.

The IMF cut its 2019 forecasts for the third time in six months, and the US dollar yield curve suggests more investors see a risk of a recession in the future.

In our latest sentiment study, which we publish on May 7, private investors declared that cash made up 32% of their total portfolios. Against this backdrop, it is no surprise that clients across Global Wealth Management and the Investment Bank traded less.

Additionally, lower volatility impacted appetite for structured products, while declining fee pools in Europe and Asia left a mark on our CCS business.

March and April brought some green shoots, with sentiment and activity level partially buoyed by rising equity markets. It is still early in the quarter, but we should see benefits from higher invested assets, improved sentiment and deal activity.

Slide 4 – Cost discipline

Reported costs were over 600 million dollars lower if you exclude last year’s pension-related gain, largely offsetting the decline in revenues.

A good part of the cost reduction was driven by natural hedges built into our model. We made consistent progress on our strategic cost-related measures, further brought down restructuring expenses, and benefitted from a stronger dollar.

Slide 5 – Addressing beta headwinds

We are on track with the tactical cost measures we put in place to mitigate market headwinds.

We have slowed hiring and some IT projects, but we will not halt our investments into growth-oriented initiatives. These actions support profitability without mortgaging UBS's future. Overall, we expect our tactical cost actions to generate at least 300 million in cost saves incremental to our strategic actions, with most benefits coming through in the second half of the year.

On the capital front, we are exploring ways to accelerate LRD optimization. Thanks to our technology investments, we identified new opportunities to optimize liquidity management. For example, better balance between assets and liabilities at the legal entity level would also help us free up some trapped LRD. These initiatives will reduce LRD consumption by around 20 billion, with benefits also expected to materialize in the second half of the year.

Slide 6 – Making progress on our alpha initiatives

We are also executing on the shorter and longer term alpha plans we presented last October.

Global Wealth Management continues to invest in its US Ultra High Net Worth segment, and is building out its Global Family Office capabilities as we look to increase share of wallet and drive growth.

Overall, we saw over 14 billion in net new money flowing into our Global UHNW business in the first quarter alone, and increased mandate penetration across GWM to nearly 34%.

We continued to invest in our mainland China capabilities, and in March, we secured a retail license for our Shanghai branch.

In P&C, our digital initiative for Swiss SMEs is gaining traction, and we saw around 600 million net new loans in this segment in the quarter.

Also, we just opened a second "digital factory" in Switzerland, moving nearly 500 employees developing e- and mobile banking solutions to agile working environments.

We are making good progress in our growth areas in Asset Management, including strengthening of our position in sustainable investing and wholesale.

The Investment Bank moved forward with the development of its electronic trading platforms, improving its market share in electronic Equities and FX trading.

At the Investor Update, we also highlighted the importance of collaboration and working in partnership for the benefit of our clients. We have a pipeline of such projects. For example, the IB and GWM will partner to operate our US capital markets business in a more unified way. Bringing these teams closer together will enhance our offering and better serve clients in UHNW and middle market institution space, by leveraging the IB's infrastructure.

Overall, I think we are in a good place with the strategic initiatives, but there is a lot of work ahead of us, and external factors have affected the timing of some of our plans. For example, client sentiment has not supported loan growth in GWM.

We remain focused on executing these plans and delivering the expected results.

Slide 7 – Capital returns

As I said back in March, nothing changed with respect to our capital returns policy. The only open question was related to the size and pace of our future share buybacks.

For 2019 – considering our share price – we now expect mid-single digit growth in our cash dividend, providing a bit more capacity for buybacks.

We maintain our ambition to repurchase up to 1 billion worth of shares this year, but achieving the full amount will depend on a broad-based improvement in beta factors.

We plan to restart the repurchases in the course of the second quarter.

We remain very confident that the secular trends underpinning our growth strategy are strong, and we are uniquely positioned to capitalize on them. We are on track with both our strategic initiatives and our short-term savings measures, and continue to deliver the best to our clients.

Over the last years we stayed consistent with our strategy, and sustainably delivered strong profits. This allowed us to meet capital requirements, address legacy matters and – since 2012 – return around 16 billion to shareholders without diluting them or tapping them for capital.

Our goals of delivering high and attractive returns on capital and of capital remain firmly in place.

With this, I’d like to hand over to Kirt.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 8 – UBS Group AG results (consolidated)

As usual, my comments will compare year-on-year quarters and reference adjusted results in US dollars unless otherwise stated.

As you will note, our adjusted and reported results have largely converged with lower restructuring costs.  In the first quarter, we adjusted for restructuring expenses of 31 million, down over 100 million.  For the full-year 2019, as we have guided previously, we expect to incur around 200 million of restructuring expenses related to our legacy cost programs.

Our effective Group tax rate was 26% for the quarter, and the cash tax relevant portion was 11%, resulting in a sizeable direct benefit to CET1 capital.  We expect our full-year effective tax rate to be around 25%, absent the effect of any potential DTA revaluations.

We adopted IFRS 16 effective 1 Jan 2019, resulting in a 3.5 billion increase in both RWA and LRD, as well as an estimated 60 million full-year decrease in profits, 12 million of which were realized in the first quarter.

Slide 9 – Global Wealth Management

Moving on to our businesses.  This was not a typical first quarter for Global Wealth Management.  The fourth quarter sell-off that led to lower recurring fees, combined with lower client activity reflecting geopolitical concerns, drove operating income down 5% [edit: 9%]  versus a strong 1Q18.  This was partly offset by 5% lower costs.

Recurring fee and transaction-based income were both down around 200 million, while net interest income decreased slightly.  I’ll cover revenues in more detail in a moment.

Costs decreased mostly on lower variable compensation.  The saves from actions taken last year, which we highlighted at our Investor Update, are being deployed to fund our strategic investments.  These include hiring in APAC over the past year, building out our ultra-high net worth business in the Americas, and investing in our strategic platform in the US, to name a few.

We're on track to achieve the cumulative 600 million gross cost saves through 2021.

Loan balances were slightly down sequentially as the dollar strengthened.  Net new lending remained muted in the first quarter of 2019 – not surprising, given client sentiment.

Slide 10 – Global Wealth Management

Moving to revenues, net interest income was down about 10 million versus 1Q18, mainly due to currency effects, as well as net deleveraging from clients in Asia in the second half of 2018.  We had a benefit from the change in our functional currency to dollars, which was partially offset by higher funding costs.

Transaction-based income was down 20% versus a strong 1Q18, although it increased by 22% from the historic lows of the fourth quarter.  We did see an improvement in the last two weeks in the first quarter, with March transaction revenue flat on the prior year.  And the first few weeks of April have come in better than last year.

Recurring fees were down 8% year-on-year and 7% sequentially, in line with the decrease in invested assets that we saw during the fourth quarter and underscoring the time lag effect we flagged back in January, particularly for the Americas.  Recurring net fee income should be better in the second quarter as invested assets increased 8% sequentially, although there is some headwind from shifts towards lower-margin mandates.

We reached almost 34% mandate penetration on net mandate sales that were positive across all regions.  We remain focused on migrating our clients into advisory and discretionary mandate solutions, in order to deliver on our ambition of more than 40% mandate penetration.

Slide 11 – Global Wealth Management

Moving to the regional view.  In the Americas, recurring fees and transaction-based income were down, with some offset from higher NII, as well as lower compensation.  Higher invested assets and strong mandate sales during 1Q19 should provide good momentum into 2Q19.  Invested assets were up 3% over the year and 8% sequentially, in line with US peers.

APAC delivered record net new money of 16 billion, and together with a recovery in asset prices, invested assets rose 13% from year-end to over 400 billion for the first time.  Client sentiment was particularly negative during the first two months, reflecting trade and broader China economic concerns – this sentiment drove transaction revenue down by a third from a strong 1Q last year.  As I previously mentioned, clients turned more positive in March, supporting a rebound in activity levels.  Despite the challenging environment, we have maintained our investment momentum in the region, including a net addition of about 60 advisors over the last 12 months.

Brexit and growth concerns weighed on sentiment in Europe.  Despite this, we saw 3 billion in net new money and over 4 billion in mandate sales.  Invested assets grew by 3% in the quarter, muted by currency effects.

Switzerland saw strong inflows at a 6% growth rate and is generally our highest PBT margin region.

In terms of net new money overall, we saw 22 billion globally, including some very large inflows.

Looking ahead to the second quarter, we’re anticipating the typical seasonal outflows for tax payments in the US, which were nearly 5 billion in the second quarter of 2018.

Slide 12 – Personal & Corporate Banking (CHF)

Personal and Corporate had a strong quarter, with PBT up 8% from the previous year to 389 million Swiss francs.

Operating income was up 3%, with increases in all revenue lines, as well as credit loss recoveries.

In net interest income, we further improved our product result, offsetting headwinds from higher funding costs and negative interest rates.  Recurring fee and transaction income were both up slightly.

We booked 2 million in net credit recoveries in 1Q, versus expenses of 13 million a year ago.

Costs were broadly flat, as higher investments in digitization were offset by reductions in other areas.

Cost/income of 59% was in line with our target for this year.

Business momentum was strong with net new business volume growth of 8%, the best in over a decade and supported by strong net new personal client intake.

Slide 13 – Asset Management

Asset Management had a solid quarter, with PBT up 2% to 109 million dollars.  A 6% decrease in expenses, which was mostly driven by cost actions we took in the second quarter of last year, more than offset the 4% reduction in income.

Net management fees decreased by 7%, mainly reflecting lower average invested assets, but also continued pressure on margins.

Performance fees nearly doubled to 27 million, driven by Equities.

Net new money was slightly positive in the quarter, although negative when excluding money market flows.  Invested assets were up 5% or 43 billion sequentially, which should help 2Q19 management fees.

Slide 14 – Investment Bank

In the IB, PBT was down year-on-year, but up from the prior quarter.  1Q19 was particularly challenging for us mainly because of three factors: one, we had very strong performance in 1Q18, particularly in CCS; two, the impact of lower client activity in response to extremely low volatility; and three, our concentration in Europe and APAC, where conditions were more challenging than in the US.  Despite this challenging environment, our ICS businesses returned their cost of equity.  In the month of March, the IB overall made a return on attributed equity of 13%.

Our CCS revenues were down nearly 50% from an exceptionally strong 1Q18 where CCS was up 22% from 1Q17.  This reduction reflects lower fee pools, particularly in Cash ECM and LCM, a smaller footprint in the US, as well as lower revenues from private transactions.

Our Equities revenues were down 22%, in line with US peers.  We saw decreases in all products, with lower client activity in response to extremely low realized volatility, which affected Derivatives in particular.  In addition, deleveraging by hedge fund clients at the end of last year created a headwind for our Prime Brokerage business.  We were, however, pleased with our performance in electronic Cash trading, where we believe we've gained market share across all regions.

FRC had a strong quarter with revenues up 9%.  Credit improved as conditions were more supportive for flow business.  Rates performed well, benefitting from higher client activity in areas of strength.  FX decreased on low volumes and the weakest FX volatility we have seen in the last four years.

Costs reduced by 14% overall, mostly on lower personnel expenses.

RWAs came down slightly during the quarter, mainly as market risk decreased with lower volatility, reversing the 4Q18 spike.  This is similar to the trend that played out in 1Q18 and 2Q18.

Slide 15 – Corporate Center

In Corporate Center, a number of factors contributed to the result.  For example, accounting asymmetries and hedge accounting ineffectiveness, both of which typically mean-revert to zero over time, jointly contributed a 140 million gain this quarter compared with negative 50 million in 1Q18.  We also had nearly 40 million revaluation and unwind gains in NCL in 1Q19.

Absent any effects from accounting asymmetries, hedge accounting ineffectiveness, and litigation, we expect the Corporate Center loss to average around 250 million per quarter.

Total Corporate Center costs excluding tech spend, litigation and currency effects were down 4% year-on-year, as we saw benefits from actions to improve our structural efficiency, more than offsetting continued headwinds from regulatory spend.  Corporate Center headcount including external staff is down around a thousand five hundred.  This is driven by our insourcing program, which, apart from improving effectiveness and reducing risk, contributed to year-on-year cost saves.

Slide 15 – RWA update

Now on RWA movements.  In the last three years, we’ve seen increases of around 50 billion from regulatory, model and methodology changes, which were not driven by underlying business risks.

The 50 billion is equivalent to over 3 percentage points of CET1.  Put simply, 13% today would have been equivalent to about 16% back in 2015.  So at our current CET1 ratio, we’re much better capitalized now than we ever have been.

Turning to the first quarter, there are two points I'd like to call out.  We had a 2.8 billion increase in op risk RWA related to the French cross-border matter.  We also saw a 7 billion reduction in market risk, as mentioned in my comments on the IB earlier.

Slide 17 – Capital and leverage ratios

CET1, going concern and gone concern capital ratios are all above the 2020 requirements. Turning now to our capital guidance, we have indicated that we will operate around 13% and 3.7% for CET1 capital and leverage ratio.  We want to provide some clarity.

For CET1 capital, you can expect us to operate within 30 basis points above or below the 13%, so between 12.7% and 13.3%.  This gives us flexibility to meet our capital return objectives and deploy capital to support business growth. For leverage, we expect to generally remain above 3.7%, and continue to see this as our binding constraint for now.

To sum up, clearly this wasn’t the easiest start to the year.  But overall, our performance was resilient with over a billion in net profit, and we are fully focused on executing our strategy and delivering our alpha initiatives.

With that, we'll take questions.

Analyst Q&A (CEO and CFO)

Andrew Coombs, Citi
Good morning, if I could just ask for one update on some guidance you provided at the Investor Day, and that’s the NII based on implied forwards. I think at the Investor Day you said 200 million benefit 2019, 300 million 2020 and 600 million 2021. Now obvious forward curves have been rebased so if you could provide an update on that guidance?

My second question would be with respect to the asset management business and more specifically the existing revenue synergies you have in place with the rest of the group. I am just trying to get a better feel for both the revenue contribution of the asset management business to the rest of the group and their 27% of the AUM is from UBS GWM and P&C, but also working the other way the contribution to GWM from the asset management business through retrocession fees and other revenue sources, thank you.

Kirt Gardner
Yes, I may update the net interest income. I can’t give you specific updated numbers, however, I would mention that since our Investor Update we have seen the yield curve come down overall, and as you saw on our beta factors summaries there was about 67 [edit 72bps]  basis points overall reduction in the longer end of the yield curve. This of course will have an impact on our net interest income outlook. Again, look I don’t have a specific guidance for you. In addition to that, of course, any movement and balances since then will also have an impact.

I would confirm though that we are seeing the more than 300 million benefit from investment of equity, so we’re confident that that’s going to continue to hold going forward. We’ll get an update later for you.

In terms of the asset management, as you said, we of course see a benefit from distribution across GWM and P&C, and as we highlight in our report, that’s around 27% of our total invested assets within asset management. Now there are also benefits both ways, across other parts of the group. Those benefits we have not specifically quantified, so I can’t comment on them specifically.

Andrew Coombs, Citi
Just as a follow up, a broader question on the asset management business. Would you like to provide any commentary on recent press articles? Thank you.

Kirt Gardner
No, we don’t comment on any rumors or speculations.

Andrew Coombs, Citi
Understood, thank you.

Jon Peace, Credit Suisse
Thank you, my first question is just on the CET1 outlook. Are there any headwinds to CET1 that you anticipate this year that might affect the timing of the buyback, or should we just assume that a 1/3 of the one billion might come in in each of the remaining three quarters, and then the second question is – I guess let’s make it a high-level one on M&A – could it ever make sense for you to be a long-term minority shareholder in one of your key businesses? Thank you.

Kirt Gardner
Yes, Jon, on your first question, there’s nothing at the moment on the horizon that would impede our ability to return capital – of course we don’t know what new developments might emerge as we go through the quarter. As Sergio highlighted, what we will do is we’ll look to pace our returns based on the evolution of beta factors as we go through each quarter.

Jon Peace, Credit Suisse
On the M&A side?

Sergio Ermotti
We always say that we take a very pragmatic view of the world and look at the best way to create value for shareholders and clients at the same time, but you know, it’s quite a hypothetical scenario you are talking about, so it’s very difficult to comment – but I mean at the end of the day, I don’t think that anybody is in a position to say that things are sacrosanct and that we always to need consider what is the best, and in that sense we have to retain flexibility.

Jon Peace, Credit Suisse
Sure, thank you very much.

Anke Reingen, Royal Bank of Canada
Yes, thank you very much, just a first question on the – two questions please – the first is on the operational risk of the assets increase of the 2.8 billion in the quarter, can we conclude from this that the discussions with the FINMA on the potential implications from the French tax case are concluded? And then on cost control across the various divisions, I saw your compensation flexibility is… the performance there in the first quarter was very good as in flexible, would you say that it is a trend that continues or is it very much a result of your initiatives taken, or is it more of a function of the variable environment that will bounce back with a better revenue environment? Thank you very much.

Kirt Gardner
Yes, Anke, in terms of your first question, we did go through an ad hoc update of our AMA model, which is the formally accepted model that we use to drive our operating risk RWA. We updated the parameters specifically for the France case. We discussed this with FINMA – FINMA acknowledged the increase, and so therefore we’re comfortable that the 2.8 billion has been fully acknowledged. Now we will have an update, as we typically do each year in the 3rd quarter that will be a more complete update that could bring other movements, operating risk RWA.

Sergio Ermotti
Yes, on cost variable comp cost and comp flexibility, yes, the flexibility is there, because our model is clearly focused on responding to the underlying trends in the business, and if the profitability is not there to support compensation we won’t be shy of being disciplined in applying it – so I think that, you know, that is something I believe is credible and sustainable. Of course we need to consider competitive dynamics, and I hope that at the end of the day the industry will converge and understand that there is a need to reflect performance in the compensation framework of every bank, and that in that sense you know we have been showing over the last few years a quite clear discipline in this matter.

Anke Reingen, Royal Bank of Canada
Thank you very much.

Al Alevizakos, HSBC
Oh, hi, two questions from my side as well, good morning. So the first question is basically on net new money: I mean, the performance was very strong for the overall group, 4%, at the top end of your target, but when you look at the divisions, once again the U.S. continues to have outflows – and it’s such a big part of the business, and also when I note the numbers of the advisors in the U.S. continue to go down. So how do you think about the next couple of years? Are you going to try and increase the hiring there in order to grow the net new money, or what do you think is the overall the problem?

And then the second question is just to follow up on the compensation, I can see that you use the flexibility mainly in the IB, where you have actually reduced the benefits in line with the revenues – however, you didn’t do the same in wealth management. So do you expect that the outlook for wealth management is better than the IB for the rest of the year? Thank you.

Sergio Ermotti
So on net new money, first of all, let me reiterate – considering the very strong quarter that we had, that is both a reflection of the performance of the quarter and also our strategy – that I can say that this measure is completely over-emphasized in general, so that we need to continue to look at quality of net new money and how it is translating into both profitability and invested assets over time.

Having said that, your point about the U.S. is a fair one – but at the end of the day you need to look at the other side of the coin in respect of the declining number of the FAs. This is a strategic decision we took a couple of years ago and we communicated clearly that we were driving the potential FA count below 7000 and focus more on the retention of financial advisors, and the same store net new money dynamics. Now if I look at the competitive dynamics in the U.S. of net new money, we are the only ones reporting that, but there is proxy to get back into looking at relative performance, and is the asset base calculation. And there you can see that we are at the top of the performance, so I think that there is a clear market dynamic playing out in net new money for the wealth management industry in the US and we should not discount that.

Now, of course we are looking to selective hiring initiatives, to reinforce our model which goes into the high end of the financial advisor – as we mentioned in the Ultra space, the GFO space, and we see some momentum in those initiatives, and therefore we will continue to look at ways to balance those growth indicators – net new money – with the profitability. Because the most important issue at the end of the day, our strategy plays out to the bottom line, by de-emphasizing recruiting as a way to show growth – there is only good for the top line and maybe but definitely not good for PBT, because the recruiting loans and all the arrangements in the U.S. to recruit people are basically diluting earnings. I think that you know we have to do a balance here – and I am convinced that with our long-term initiatives we will provide both growth in a sustainable way, and protect the bottom line.

Kirt Gardner
Perhaps I can address your second question now. If you look at overall our expenses in global wealth management, they were down 5% and that was really all FA great comp and a bit of variable compensation, so very much in line with the marginal change that we saw in recurring revenue and also transaction-based revenue – we also highlighted that we generated saves from the actions that we took last year, that we highlighted during our Investor Update, however, as we indicated we’ve reinvested those saves as strategically in the business for future alpha-related growth.

Al Alevizakos, HSBC
Great, thank you very much.

Kian Abouhossein, JP Morgan
Yes, thanks for taking my questions. At the Investor Day October 25th, you had a slide where you clearly outlined the cost/income ratio, to which 72% by 2021, and there clearly the assumption was made that revenues will grow 9%. You also gave some quite detailed target, it’s about WM, 50% of operating profit growth will come from revenues – i.e. market environment I should say – clearly the picture looks a bit more difficult today, and I’m not saying that you should change your target and give me an update on the overall targets, but I just wanted to understand the flexibility that you have, assuming that maybe the revenue environment will actually be different to get to that cost income target. If you can talk a little bit about, is there a dynamic flex to still achieve these targets with a changing environment, or considering what you have said, you gave exact details, 9% revenue growth, this is off, if we don’t get there at the end of the day.

And the second question is really more of a general question around share price performance – I mean you are aware of your performance relative to European banks, and I am just interested how you interpret that and how you interpret the derating of your valuation, and what you think is the cause of that.

Sergio Ermotti
Thank you Kian, as usual, I see you are quite consistent with your focus on cost/income ratio, which is an important measure for us as well – you know, the picture is very simple. Of course when you look at the dynamics supporting our cost/income ratio target for 2021, are both levers that are in our control – the alpha and the beta – that are based on not our or my opinion, or Kirt’s opinion, on how we see the world, but rather on what a consensus of economic outlook dynamics on growth. So in that sense we made it always made it very clear that there is a 50/50 split between how you contribute to growth on the top line and those two factors. If those two factors don’t play out in the time that we were anticipating, or was forecasted to happen, of course we may not be able to fully achieve those targets – but the most important topic will always remain and we demonstrated in the 1st quarter how to balance this with our return on the capital we deploy.  So it’s very important to continue to look at that.

And the flexibility, we do everything we can to go through this process in executing on our strategic cost initiatives – that’s by the way, the 1st quarter indicated that we had flexibility on the cost side both from the variable compensation but also from some of the operating cost adjustments – and the tactical measures we’re going to take will help us to mitigate the headwinds in achieving our targets.

So overall, I don’t see anything that has fundamentally changed in the long-term outlook on the macro picture and the one sustaining our business model.  Therefore, I believe that achieving those targets is, while challenging, is not out of reach. Because we just a normalization of the market, and I don’t consider the last 4-5 months a normalized environment.

Now in respect to the share price performance, I think that of course, you know I always mention that it is very disappointing to look at how the share has been performing, if I look at for sure until the end of 2018, while being absolutely no consolation to any of us – is that if I look at total shareholder return, considering everything in – I think that we have been performing definitely in line or above the peers that we believe are the reference peers for us. In the second, I mean, in the first quarter of the year, my view is that of course these macro questions about you know, and geopolitical issues that have been affecting the industry, in addition to the French matter, have contributed to a clear derating and underperformance of the stock.  I mean you know, I don’t know what you, the way I see it is fairly simple – the market seems to indicate a 10-12% underperformance in total shareholder return, year to date, as being the five billion knock-off of our market cap, which happen to be the five billion of the French case.

So I mean it is what it is, you know our position, I am not going to go into that, and we’re going to have to work hard to fix that – now again, our relative valuation while we are being derated is still – we trade at a premium to our peers, we trade not so far away to our U.S. peers which are our reference level, and we need and we want to go back to where we belong to. But of course, it is very difficult for us to control the share price, and that’s something that we let you comment and tackle.

Kian Abouhossein, JP Morgan
Thank you.

Amit Goel, Barclays
Hi, morning, thank you. My first question was actually trying to understand the kind of trends during the quarter on revenues, in particular in the global wealth management business – so there clearly the business reported broadly in line with the guidance that you gave, although it seems that the transaction revenues were a bit better, offset by a perhaps slightly weaker recurring fee margin. So just curious: If I could get a bit more commentary in terms of how the progression went, and also the commentary, I think Kirt, you mentioned there was a bit of a shift towards lower margin mandates. So what you are seeing there and you know whether that’s kind of a temporary thing based on current market environment, or is that something that you think may continue into Q2. Thank you.

Kirt Gardner
Yes, Amit, if you look at how the quarter played out, it clearly, as Sergio commented, there was a hangover of concern from the 4th quarter, and on top of that you had the heightened concern regarding recession risk and what played out in Europe around Brexit, and then of course China trade and broader concerns around China, and that really was the predominant sentiment that we saw throughout January and February – that drove our transaction revenue down further than the 20% you currently see. So at that point through the end of February, we were down quite a bit more than the 20%. And in addition. of course the recurring revenue pattern just played out best on our invested asset balances at the end of the quarter, with a little bit of uptick in the international businesses as we saw markets improve month by month

And then in March, particularly towards the mid-part of March, we started to see an improvement in client sentiment, as some of the concerns around China abated, and we got closer and optimistic about the China trade resolution, and I think overall the risk of recession also diminished a bit, particularly in the US and Asia Pacific, we saw clients a bit more active. In fact, if you look at March itself and I mentioned this in my speech, year on year, March was rather flat in terms of transaction revenue. So that took us from being down a fair bit more than 20% to bouncing back overall for the quarter to being down just 20%.

And then I also commented in my speech that we’ve kind of seen that same pattern in March continue in April and we’re still on a year-on-year basis at an ok place April month to-date.

The lower margin comment that I made and overall what we’ve seen is, mandate sales were quite strong. But there are two overall observations in terms of the mix of those sales. Firstly, we’re seeing sales into lower risk products. So clients were actually buying contracted products, but they were – the concentration of their investments was much more in the fixed income side – higher concentration of cash, less equities and less alternatives – that overall resulted in lower margin. We’ll see that fluctuate depending on whether or not they got more positive and they start to move their mandate concentrations into higher risk products that will help margin.

But then the second trend we saw, higher percentage of advisory mandates versus management mandates – that also comes in at lower margin – now that trend going forward is just going to depend on the mix on sales, so certainly the lower margin that we saw playing out in the first quarter will be with us in the second quarter, and we’re going to have to see how that trend changes beyond the second quarter.

Amit Goel, Barclays
Ok, thank-you. And the second question was just on the CET1 guidance, the plus minus 30bps. Again just curious, you highlighted you didn’t see any particular headwinds over the course of the year. So just curious, what could take the CET1 ratio kind of down from the current 13% level towards the 12.7, and/or could that you know in the Q3 potential update on op risk, could that be one of the factors?

Kirt Gardner
I think if you look at what we highlighted, we do have some remaining increases from some other reg and model updates, although we’ve absorbed most of those going forward, but we’ll see a bit more of that over the next three quarters. And in addition to that, we actually see that the flexibility around the 13% also related to the pacing and timing of when we return capital, along with any investments that we make in the businesses where see opportunities that are going to be accretive economically.

Conversely, on the leverage ratio, we’re indicating that we intend to stay above 3.7%. now you saw us at 3.8%, so that says we might come down from the 3.8% level a little bit, but still we anticipate being above the 3.7%. There’s nothing specifically on the horizon that I would point towards that would suggest that it’s going to drive us below the 13%. It’s really just indicative of the flexibility that we’re highlighting, that we’re going to maintain as we go through the next several quarters.

Sergio Ermotti
Yes, maybe just adding on this topic, because if you think about – in the last few years we’ve basically always highlighted the fact that the 13% we started to flash in 2011/2012 was a different nature of what we are today. And in the meantime you know, we also say that we would not necessarily always keep the 13% as a sacrosanct reference level, despite the regulatory inflation. So somehow this is related also to that, while as Kirt just mentioned, the leverage ratio is our binding constraint.

But most importantly, I think that at the end of the day, what is important to us and I think for regulators and everybody out there, is the post-stress situation of the CET1 ratio. And that’s the measure of quality, we need to look. And this is our next level how we look at our absolute and relative capital position – has always to take into consideration those dynamics, by any constraints and post-stress.

Kirt Gardner
Maybe just on the post-stress comment, if we run our overall stress process based on our regulator requirements, the LPA, we actually see that our post-stress numbers are much better than those published by our peers under ICAAP in Europe or ICAAP in the UK or CCAR in the US, so that also gives us comfort of the strength of our capital position overall.

Amit Goel, Barclays
Ok, thank you, and just the last point on that was just on the potential updates we get on op risk, I guess. Could those be positive or negative – there’s no particular bias there in terms of outcome?

Kirt Gardner
As I mentioned, the French matter has been fully incorporated into op risk RWA. I also highlighted the fact that we had discussions with our regulator that that op risk, that the change was accepted by our regulator. There’s nothing on the horizon that would lead to me to assume that there would be any further changes that would be a headwind for us. I just mentioned that as we do every year, we’ll do a full refresh of our op risk model in the 3rd quarter. You might recall the refresh that we did last year actually resulted, I think, in about a 3.5 billion reduction in op risk overall. So that’s going to be the typical process of what falls out based on history and any new external events.

Amit Goel, Barclays
Thank you.

Magdalena Stoklosa, Morgan Stanley
Thank you very much, so my first question is on the potential for the upside to the transactional activity actually here. Because could you help us understand, how do you see the potential upside after your very strong net new money print? So how do you see transactional levels kind of following the net new money print, particularly in Asia, developing from here? I know we’ve talked about March, we’ve talked about the beginning of April – but I’m interested in your view slightly further out, particularly if we take into further account what you see in your asset gathering activity.

And maybe just for us to understand the quarterly evolution of the gross margin a little bit better in wealth – of course we all knew about the calculation effect of the U.S. margins in one quarter, and how some of it will be changed in the second quarter, but would you be able to give us a little bit of a sense of how that year-end calculation of the U.S. margins impacted the gross margins overall?

Sorry, so that’s my first question, and my second question, really, Sergio, if we move away from the headlines, more strategically from the perspective of the asset management, then how do you see your competitive positioning today versus what you want to achieve on a 3-5 year view? And I think on all kind of key counts, so the size, the product mix, the geographical mix, and of course the distribution strengths as you see it? Thank you.

Kirt Gardner
I didn’t catch the full extent of your first question, but I’ll comment on the parts that I did catch – and if I missed something then please let me know. I think the upside as we’ve consistently indicated: there are really two important factors, maybe three factors actually. The first is seasonality; and usually the first quarter is our best quarter, and you didn’t see that play out of course because of the second factor, which is sentiment.

And sentiment was really quite negative. And I think if you look back on the beta factor slide that Sergio talked to, that’s slide 3. A new beta factor that we’ve introduced there, is this notion of geopolitical uncertainty, which is quite interesting – and you can see how that spikes during the first quarter. We’ve actually done a correlation on that index over the last number of quarters, and actually there’s very high negative correlation between transaction revenue and the geopolitical uncertainty index. So that’s indicative of how positive or negative our clients are feeling, and that thing gets expressed as whether or not they’re investing, and therefore we see transaction revenue.

Now the 3rd factor is more one that plays out over time – and that’s the concentration of mandates as we continue to increase the concentration of mandates, we are going to see somewhat of a transfer of revenue out of transactions and into recurring revenue, which would be a good thing because it comes at higher margin, there’s better risk control, there’s less volatility, so that’s positive overall.

Now I didn’t quite get your question about the margin in the U.S. – I’m not sure what that was.

Magdalena Stoklosa, Morgan Stanley
Sorry, I think there were really kind of two points, one I was wondering if you see such a strong asset management, net new money kind of activity – how does the transaction kind of follow? You’ve kind of answered part of it, that was particularly Asia was of interest to me. But the second question was, in the first quarter of course there was a negative impact in the way you calculate your U.S. margins – because they’re effectively calculated on a year-end numbers as kind of AuM numbers, and I just wondered whether – and of course we know that almost arithmetically, this is going to look much better in the second quarter, but I just wondered whether you could give us a sense of how much of a drag that US calculation was in 1Q?

Kirt Gardner
Yes, you’re absolutely right, so the technical calculation on our margin does get impacted by how we bill – and since we bill based on a lag effect, the balances at the beginning of the year, which were quite low, but we didn’t really see the reduction in recurring revenue play out until the first quarter, is going to have an overall impact on the calculation of our margin.

I don’t know exactly what the impact was, but it certainly probably was a couple of basis points, we’ll have to get you back on that – and then specifically I would comment on the correlation – there often is not type correlation between transaction revenue and net new money. Net new money is generally going to be driven by other factors, like episodic events, whether or not there is an IPO, whether there is inheritance or other factors that will drive the levels of net new money – so those aren’t always correlated.

Magdalena Stoklosa, Morgan Stanley
Ok.

Sergio Ermotti
On your question… Sorry.

Magdalena Stoklosa, Morgan Stanley
Sorry Sergio, It is just that there is a little bit of more commenting in the market about the leveraging of the Asian clients, and I kind of thought I completely understand the big flows, the IPOs, the corporate activity related ones, but I was wondering if some of the kind of net new money is more coming out of cash and being prepared into being put in the market. Then maybe that would react in a little bit more velocity in transactions, that was all I was kind of hoping to get maybe a little bit more…

Kirt Gardner
You’re right, one of the components of net new money is sort of the flow component if you will. And very much is impacted by leveraging – so the deleveraging we saw in the second half of last year, particularly in Asia-Pacific, very pronounced in the 4th quarter. That did directly impact net new money. We didn’t really see much in terms of leverage movement either way in the first quarter, so it wasn’t a big impact either positive or negative for net new money in the first quarter.

Sergio Ermotti
Actually, according to the survey we’re going to publish on May 7th, our Asian investors or in general all investors are willing to consider putting more money at work in the market, as you will see. Asian investors declare cash balances is up to 35%, so that’s quite astonishing high number. And the US is 25% if I remember correctly

Kirt Gardner
23%.

Sergio Ermotti
So basically, there is no indication whatsoever of releveraging by Asian investors, and actually that’s the reason why I mentioned before also in our strategic initiatives. We don’t see the effect of loan growth contributing also to net new money, it’s de facto more inflows of cash for the reason Kirt just mentioned.

Magdalena Stoklosa, Morgan Stanley
Very clear

Moderator
The next question is…

Sergio Ermotti
No, no, is not the next question, is the next answer.

If we add, in respect of the asset management question, you know we are very pleased with the transformation we went through in the last few years, you know, as we outline – I think that’s, if you look on the cost side, we restructured and this allowed us to provide a good series of couple of quarters of stable profits in the business.

We are also happy with our strategic implementation of the key areas of growth in the sustainable space, ESG space, alternative investments.

Of course we are also investing, you ask you know if we are happy about our diversification and geographic distribution footprint, we highlighted that Wholesale is one area where we need to develop more and of course you know we would like to have a little bit more of weighting into distribution on Wholesale. We are still very depending on institutional money. So I think that is something we are working on.

But in general, as I mentioned in the past the Asset Management business is part of an asset gathering story. It fits well into our wealth management business. And both in Switzerland and in Asia, we have very strong capabilities. So I think that in that sense, we will continue to look at ways to maximize our presence and growth.

Magdalena Stoklosa, Morgan Stanley
Thank you.

Jernej Omahen, Goldman Sachs
Yes good morning from my side as well. I actually only have two questions left. So the first one is on this net new money in Asia. Can you give us some more sense why the number was so big this quarter and what I mean by that is what is driving it? Is this all – which booking center is driving it? Whether you had any of these one-off events that you were highlighting in terms of large IPOs which are benefitting this etc. etc. And if I understood correctly there is no Lombard loan component within this and if you could just confirm that as well again?

And my second question is this: I was listening to Sergio’s explanation before, about net new money conceptually, and what drives it and how it is important that you get high quality net new money in order to drive your bottom line. I’d like to ask the question slightly differently: so in Americas there was very little if any, very few quarters, I think it was two quarters over the past two years with positive net new money figures. Is it possible to grow bottom line in a wealth management business without positive net new money dynamics over the longer term? Thanks a lot.

Kirt Gardner
Jernej, thank you for both questions. If you look at Asia Pacific, you are right, to explain this question, no leverage effect, we didn’t see deleveraging. But we saw that in the fourth quarter that impacted negatively net new money in Asia Pacific. We saw one particular large inflow that was single stock related where we expect that that will eventually translate into diversified investment, potentially through leverage. In addition to that we saw a broader base of smaller flows. There was a relatively high concentration of Ultra overall, about 80%. We did see actually a fair bit of net new money inflow in cash, which is consistent with the high cash component that our clients have. But when we saw the cash come in, we generally saw 50% on top of that of other assets. And generally when the cash does come in, we do see that we retain a high proportion of that. So we feel pretty good about how that is going to translate over time into good business for us. On the US side…

Sergio Ermotti
Let me tackle that. Let me say first of all if I look at the last couple of years coincide with also a change in our strategy, on how we look at recruiting, enhancing the bottom line for the reason I mentioned before. If you put the picture around that, we look at for example, something internally and we speak about but also publicly about the same store net new money and as an indicator of one of the KPIs we look at for growth. Therefore net new money, I said before, is important, should not be over emphasized but have the right weighting. So it is important, indeed, to have net new money growth in same store. But also it is very important when we look at the growth of our business in the US to make it broader in terms of what we do with clients and open up all our capabilities that we have in place. And the Ultra and the GFO initiatives is one of that, And banking products, loans, mortgages you know, and so on. Opening up client relationships to the rest of the Group is also a way for us to grow sustainably in the future. But of course, net new money will be a component.  But during a transformation like the one we had in the last few years is, if we over emphasize on these figures, it is clear that we will compromise the bottom line, and not necessarily create long-term value.

Kirt Gardner
Maybe to add to Sergio’s point, I think Jernej, if you look at what happened quarter on quarter, invested assets overall up 172 billion, or 8%, 160 billion of that was market performance and only 22 net new money. So oftentimes, market movements are going to be a much more important factor for invested asset growth or potentially fall or declines, and be much more of a driver of revenue than just net new money.

Jernej Omahen, Goldman Sachs
Thank you very much.

Stefan Stalmann, Autonomous Research
Good morning gentlemen. I have two questions please, the first one on the corporate center, where you now guide for 250 million normal loss run rate. Is this only for 2019, for the rest of 2019? Or is that a longer term guidance? And I remember at the Investor Day you were aspiring for about 800 million Corporate Center loss in 2021. So it that guidance still relevant or has it been superseded, and if it has been superseded, what accounts for the difference?

And the second point relates to your dividend guidance, where you have tweaked the wording a little bit, as you alluded in your presentation, Kirt, from mid to high single digits now to mid-single digit growth. I guess pragmatically the difference of two or three percentage points of growth amounts to less than 100 million dollars in absolute terms; why do you bother about changing this guidance please? Thank-you.

Kirt Gardner
I’ll address the first one, Sergio will take the second. In terms of Corporate Center, the guidance from our Investor Update still holds. So the 250 a quarter is what we are indicating for the next three quarters this year. So absent any movements in accounting asymmetries or unusual gains or litigation, we would still expect overall, as we indicated, we expect it to be 900 to a billion or slightly better than that this year, just because of the outperformance we saw in the first quarter. And then over the next three years, we expect continued improvement, so that 800 million number still stands, and there are a number of initiatives and actions and change in dynamics that gives us a pretty good confidence that we should be able to obtain that 8… probably better than 800 million over the next three years.

Sergio Ermotti
So Stefan if you look at page 7, on the right side, you have a capital return policy and capital returns, which are two different ways. So we haven’t tweaked anything about our capital return policy wording. What we have been talking about clearly, in a very clear way, is how we are going to implement that policy in 2019. So I hope it is clear: the difference between the policy, which is a medium to long term policy, and the ambition, which is how we implement the policy within any year.

Stefan Stalmann, Autonomous Research
Ok, but maybe as a follow-up, why do you bother clarifying the difference between a mid-single digit and a mid to high single digit percentage change for 2019, given that the difference here is probably well below 100 million dollars?

Sergio Ermotti
Because we bother to give you all the data points in order to make an accurate forecast.

Stefan Stalmann, Autonomous Research
I should probably rephrase and not ask why you bother, but what has driven it?

Sergio Ermotti
It’s the driving force in assessing how much cash dividend we pay versus other forms of capital returns – in this case is share buyback – is also the share price. So I think it is quite clear, at least to me, that we should favor, at this current share price levels, share buyback versus cash dividend growth. Having said that, cash dividend growth is part of our policy; therefore, in this scenario, we favor the low end of a cash growth versus favoring more share buyback.

Even if it is not a lot of money, and you are right, it is just a matter of principal. This is how the policy should work. And if the share price would trade up substantially, and you would see us doing the other way around. Or retain either cash or favor cash dividend, retain capital or favor cash dividend, versus share buyback.

So we are not going to buy back shares no matter, and not be sensitive to those things, otherwise we could easily change the policy wording in that sense. So I hope it is clear what is driving one or the other And I hope is clear that point to make sure that people don’t assume a five Cents or Rappen multiplier, necessarily, you know, both ways, up or down.

Stefan Stalmann, Autonomous Research
Ok, thank you very much, very clear.

Jeremy Sigee, Exane BNP Paribas
Thank you, good morning, just a couple of real follow-ons actually. You highlighted transaction revenues flat in March year on year, and better in April, which sounds positive. Credit Suisse made some similar comments yesterday, but actually about overall Group revenues being up in March and April. And I just wondered if you echoed that view more broadly across your revenue picture, or whether there are any bits of your business that require a bit more caution in March and April in terms of the year on year trends? So that is my first question.

My second question linked to that a little bit, could you tell us a little bit about your planning cycle, and the timings of decisions as you go through this year. About whether you might need to make more structural adjustments to  costs if revenues are tracking below expectations, what would be the timing of decisions you might take on that as you go through the year?

Sergio Ermotti
Well on the second question, let me tackle that one. And then the issue of tackling structural changes and costs and business of course you know, we always need to be open and flexible about considering this one and you know. If and when we get the situation you just mentioned, we are definitely going to take actions and as you could see us, we already implemented a lot of strategic changes in respect of taking down our cost base and our business model, late last year, coming into the year regardless of market conditions. We will use tactical measures to offset tactical and cyclical movements in the market, but if we believe that there is a structural change in the marketplace, we will think about how to best address it. But it is early to speculate, so you should expect us to react but not to panic. That is the one thing that we need to keep in mind, and looking at how to protect both bottom line but also growth and opportunities going forward.

In respect of the environment, look, the environment is what it is, our view of the world is very realistic, I know in some cases, it is confused with being pessimistic, but it is quite a view of how things have played out. I think that of course we are very pleased with the fact that the last two, three weeks of March were much more positive than the rest of the year. And we entering into April with a more constructive environment, but to extrapolate anything out of this is way too early and I think that anybody who tried to do that in the past and also very recently was probably on the wrong side of the equation.

So I would say that being a – we need to stay realistic and focused to the fact that the volatility not only in the sentiment of the investor is still very high and people are very cautious and as I mentioned before, the most important benchmark when I look at how our clients, not only invest in cash in their portfolio but also how they invest in their business, seems to indicate a rather careful approach to how they see things. So we need to be working with this working assumption also because at the end of the day, the opportunity costs to take any order views on this matter are so limited compared to the downside of being overly optimistic, that it doesn’t really make a difference.

Jeremy Sigee, Exane BNP Paribas
Thank you.

Andrew Stimpson, Bank of America Merrill Lynch
Thank you, good morning everyone. So first question on the IB and the second on leverage please. On the IB, I appreciate the IB performance was probably better than you expected in the middle of March, but still the 7 and a bit percent is still a way from the target level from what is usually your seasonally strongest quarter. And I just want to know, what happens if the IB doesn’t hit the 15% EROA target for the year. I know that is a through the cycle target but I just wondered cos the way you allocated capital in the past, the IB had always made it so I just wondered what happens if they don’t make the 15%?

And then secondly on leverage, the liquidity coverage ratio went up considerably in the quarter, so I just wondered what capacity there is for that to come down again as I assume that would be a pretty good help to your CET1 leverage, I imagine? And if that can reduce, is that on top of the 20 billion optimization you already highlighted or would I be double accounting that please? Thank you

Sergio Ermotti
Yes, thanks Andrew. On the performance of the IB as you said, it is a quarter that is not only for us, but I guess if you look around the entire industry compared to the largest players, I don’t think that you would describe that as a satisfactory outcome. So we would need to see over the next few quarters, as I mentioned before to the previous question, is there any structural changes in the industry that goes through or to our business model that requires actions. And we will then evaluate based on that scenario, if and how we should take some actions.

But not only on a vertical basis, looking at the IB business on a standalone. Any actions we take has always to take into consideration what is the ramification to the rest of the businesses, not only for wealth management, but for example, also to our corporate business in Switzerland, so anything that we will do, will continue to be aligned with making sure that the IB, over the cycle, delivers its cost of capital. And in good moments, in good cycles, can overdeliver on that target. But also the strategic importance of our capabilities to the rest of the Group cannot be underestimated, and in that sense it is going to be a balance of the two. So but again we are back into hypothetical questioning here so I think that we will address it if and when we see those trends being confirmed as a long-term hypothesis.

Kirt Gardner
Andrew, in terms of your leverage question, what drove up our LCR was a combination of issuance that we did kind of ahead, to get ahead of our overall funding calendar for the year and to take advantage of attractive conditions. Secondly the fact that there was low activity across the businesses resulted in an increased level of funding we were holding centrally, versus being deployed in the business divisions. And then in addition to that, part way through the quarter we did do a CD program to raise some cash. Now overall, we would expect our LCR ratio to come down naturally. We would hope that it comes down in line with increased activity, which would mean that we were starting to see again some normalization. If you think about the optimization, would it be a double count if you assume that the LCR ratio comes down, and again I would favor the LCR ratio coming down with an increased usage in the business divisions which is part of our plans. And then beyond that, we would look to optimize across the business divisions more in the legal entities more structurally.

Andrew Stimpson, Bank of America Merrill Lynch
Got it, that’s great, thank you.

Andrew Lim, Société Générale
Hi, good morning, thanks for taking my questions. The first one is going back to your comments earlier, Kirt, on how AuM growth is sensitive to market movements. If we go back several years, and in fact looking also to your 2018 Investor Day, we see that actually the sensitivity to market moves was actually quite limited. So I think you talked about, back then during the Investor Day, how net new money growth tends to be about 2-4%, and this was I think over the period 2014 to 2018. But I don’t know if your AuM growth is only slightly greater than that, about 6-8% so the implied sensitivity from market movements is only about 3-4% a year, so despite a really strong bull market rally in equities and credit actually your AuM sensitivity to market movements is actually quite low so I was wondering if you could give some insights there as to why you think that is the case?

And then the second question, just probing your strategy on buy-backs this quarter. You have done no buybacks this quarter despite capital ratios showing excess capital on both the CET1 ratio and CET1 leverage ratio basis. We have had a first quarter which is typically the strongest quarter of the year, but no buy-backs, so I was just wondering what is factored into your thinking there?

Kirt Gardner
Thank you Andrew. In terms of AuM, you are right, it is a mix of factors. I think if you look overall at a longer term trans-equity markets you would expect that about 60/65 to 30/35 would be the mix between market movements versus net new money. In addition to that, there is another factor which is dividends, so dividend payments actually does contribute, particularly in the US, to net new money growth. So certainly combined market moves plus dividends is going to be a much more important factor overall than net new money but net new money is indeed important. On the buyback side…

Sergio Ermotti
On the buyback side, is aligned to what we said. So in the aftermath of the French matter, we made it very clear that we had to come back to you as we did today with our refreshed strategy on how we are going to implement the 2019 capital returns plans, and also because we had to go through internal governance processes and external ones with regulators and everybody, in assessing what Kirt covered in respect of op risk, and a series of other consideration that were part of assessing our capital return capacity. So starting, continuing to implement a share buy-back program while we were still debating this and saying that we would come back to you, was not coherent with the language, so very simple. That was just a matter of waiting until all the relevant stakeholders were aligned in supporting and acknowledging our plans.

Andrew Lim, Société Générale
Ok, that’s great, thanks.

Martin Osinga
Alright, thank you very much. We’ll now close this call.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date: April 25, 2019